

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Via U.S. Mail and Fax (916) 677-1060

Tyler Vorhies
President
BCS Solutions, Inc.
1200 Laysan Teal Drive
Roseville, California 95747

> **Re: BCS Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 5, 2010**
> **File No. 333-167386**

Dear Mr. Vorhies:

We have reviewed your letter and amendment number two to your registration statement filed August 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our July 29, 2010 letter, and we continue to believe that you are a blank check company subject to Rule 419 under the Securities Act of 1933. You state in your response that you have a "specific business plan in process" but you also state that you are conducting this offering to "complete [your] business and marketing plan." Considering that you have not completed your business plan and you have not planned, designed or developed any products or services, we cannot agree with your conclusion that you have a specific business plan. Please revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as comply with Rule 419. For additional guidance, please refer to Section II.A of Securities Act Release No. 33-6932.

Prospectus Cover Page

2. Please revise the second paragraph to make clear that you will not have sufficient funds to commence operations even if all of the shares are sold and that substantial additional funds are necessary. In addition, revise the last sentence of this paragraph to make clear that you will continue to lack a public trading market even if all of the shares are sold.

Summary of Our Offering, page 3

3. Revise this section to clearly indicate that all outstanding shares are held by your sole officer and director, Mr. Vorhies, and that following this offering he will continue to control the company.

4. Revise your market information on page three to also indicate, as you do on page 15, that in order to be quoted on the OTCBB a market maker must file an application on your behalf and that you are not aware of any market maker with any such intention.

5. In the last paragraph of this section on page four, you state that the proceeds from this offering will not be sufficient to complete your business and marketing plans. This is inconsistent with your disclosure on page 14 that these proceeds will be used to complete your business and marketing plan and that you expect to need $20,000 to complete the business plan. Please revise and ensure that any revisions are also consistent with your Use of Proceeds disclosure on page three.

Summary Information About BCS Solutions, page 4

6. In the last paragraph of this section on page four, as well as the Summary Financial Data on page four, please indicate that the cash on hand is the result of the stock sale to Mr. Vorhies.

Competition and Buying Patterns, page 18

7. Please expand your discussion in the last paragraph on page 18 to more clearly define your references to point service solutions and point solutions.

Plan of Operation, page 20

8. Please expand your discussion to state the specific steps necessary to complete your business plan, the persons or entities completing the plan as well as the specific use(s) of the $20,000 necessary to complete the plan.

Committees of the Board of Directors, page 22

9. We note your revision to the last paragraph on page 22 in response to comment 13 of our July 29, 2010 letter. Section 407 of the Sarbanes-Oxley Act does not provide a definition

of "audit committee financial expert." Please revise this disclosure to refer to the definition provided in Regulation S-K. See Item 407(d)(5)(ii) of Regulation S-K.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director